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                   PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                          GATEWAY CENTER THREE
                          100 MULBERRY STREET
                    NEWARK, NEW JERSEY 07102-4077



                                       October 5, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


      Re: Prudential Government Income Fund, Inc.
          (Registration No. 333-64647)
          Registration Statement on Form N-14
          ------------------------------------


Commissioners:

     A Registration Statement on Form N-14 (the "Registration Statement") for Prudential Government Income Fund, Inc. (the "Fund") was incorrectly transmitted to and accepted by the Commission on September 29, 1998 with CIK number 0000355605. The filing should have been submitted with the CIK number 0000717819.

     We respectfully request that the Registration Statement be withdrawn.

     We appreciate your prompt consideration regarding this matter and would be happy to provide any additional information you might require. Should you have any questions, please call Maria Master of Swidler Berlin Shereff Friedman, LLP at (212) 891-9301 or Carol Rosario of Merrill Corporate at
(212) 367-5984.


                                       Sincerely,
                                       /s/ Deborah A. Docs
                                       --------------------
                                       Deborah A. Docs


cc: Brent J. Fields, Esq.
    Maria G. Master, Esq.